Supplement - dated April 1, 2005 to Putnam's Code of Ethics

The Putnam Code of Ethics Oversight Committee has approved the following amendments, effective April 1, 2005:

Section III - Rule 12: Interest in Entities Doing Business with Putnam

Family Member Conflicts Policy

No employee or member of an employee's immediate family shall have any direct or indirect personal financial interests in companies which do business with Putnam, unless such interest is disclosed and approved by the Code of Ethics Officer. Investment holdings in public companies which are not material to the employee are excluded from this prohibition. The Code also provides more detailed supplemental rules to address potential conflicts of interests which may arise if members of employees' families are closely involved in doing business with Putnam.

Corporate purchase of goods and services

Putnam will not acquire goods and services from any firm in which a member of an employee's immediate family serves as the sales representative in a senior management capacity or has an ownership interest with the supplier firm (excluding normal investment holdings in public companies) without permission from the Director of Procurement and the Code of Ethics Officer. Any employee who is aware of a proposal to purchase goods and services from a firm at which a member of the employee's immediate family meets one of the previously mentioned conditions must notify the Director of Procurement and the Code of Ethics Officer.

Portfolio Trading

Putnam will not allocate any trades for a portfolio to any firm that employs a member of an employee's immediate family as a sales representative to Putnam (in a primary, secondary or back up role). Any Putnam employee who is aware that an immediate family member serves as a broker-dealer's sales representative to Putnam should inform the Code of Ethics Officer.

Definition of Immediate Family

"Immediate family" of an employee means (1) husband or wife of the employee, (2) any child, sibling or parent of an employee and any person married to a child, sibling, or parent of an employee and (3) any other person who lives in the same household as the employee.

Section III - Rule 5: Political Contributions/Solicitations Policy

Political Activities, Contributions and Lobbying

Corporate Contributions and Solicitation. Political activities of corporations such as Putnam are highly regulated, and corporate political contributions are largely prohibited. Accordingly, no contributions may be made with Putnam corporate funds to any political party or campaign, whether directly or by reimbursement of such a contribution, unless pre-approved in advance by the Chief Compliance Officer. Employee contributions to any pending or proposed client of Putnam, regardless of whether the employee will seek reimbursement from Putnam for such contributions, must be pre-approved in advance by the Chief Compliance Officer. Donations of Putnam property and of employee time when working for Putnam are also prohibited. No Putnam employee may make any solicitation for or endorsement of any campaign or candidate using Putnam letterhead, referencing Putnam, or while on Putnam business.

Employee Personal Political Contributions. Employees, so long as they do not use Putnam assets, or state or imply that Putnam is involved in a campaign, are free to engage in political activities subject to three restrictions as follows:

1. Some states and localities have laws that prohibit employees from making political contributions to candidates for state and local office if their employer has an investment management contract with, or is seeking one from, the state or locality. Accordingly, Putnam employees must pre-clear with the Chief Compliance Officer any contributions to candidates for any of the following offices:

* State or local offices in California
* The office of State Treasurer of Connecticut or Vermont
* State or local offices in New Jersey
* Any local office in the city of Houston, Texas

2. Contributions to state and local officials with whom Putnam has a business relationship or from whom is seeking a business relationship must be pre-cleared with the Chief Compliance Officer.

3. Certain employees at PRM involved in the CollegeAdvantage program are restricted from making contributions to candidates for offices in Ohio under the rules of the Municipal Securities Rulemaking Board. These employees are separately identified and informed by Putnam's Compliance Department of applicable requirements.

Gifts. Employees must obtain pre-approval from the Chief Compliance Officer prior to providing any gift (including meals, entertainment, transportation or lodging) to any government official or employee.

Lobbying. Federal and state law imposes limits and registration requirements on efforts by individuals and companies to influence the passage of legislation or to obtain business from governments. Accordingly, Putnam employees should not engage in any lobbying activities without approval from Putnam's Director of Government Relations. Lobbying does not include solicitation of investment management business through the ordinary course of business, such as responding to RFPs.